T2 Biosystems, Inc.

101 Hartwell Avenue

Lexington, Massachusetts 02421

May 31, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	T2 Biosystems, Inc.

Registration Statement on Form S-3

Filed May 28, 2024

File No. 333-279740

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, T2 Biosystems, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-279740) be accelerated by the Securities and Exchange Commission to 4:30 p.m. Washington D.C. time on June 4, 2024 or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to N. Danny Shulman of Latham & Watkins LLP at (212) 906-4510 and that such effectiveness also be confirmed in writing.

Very truly yours,

T2 Biosystems, Inc.

By:	/s/ John Sperzel
John Sperzel
President, Chief Executive Officer and Chairman of the Board

cc:	Evan Smith, Latham & Watkins LLP

Steven Stokdyk, Latham & Watkins LLP